March 24, 2011

David K. Michaels Partner	Email dmichaels@fenwick.com Direct Dial (415) 875-2455
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel F. Duchovny, Esq.
Re:	RAE Systems Inc. Additional Definitive Soliciting Materials Filed March 16, 2011 File No. 001-31783
Dear Mr. Duchovny:
     We have received your letter, dated March 22, 2011, conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced filing. We are outside counsel to RAE Systems Inc. (“Company” or “RAE Systems”) with respect to the transactions described in the filing, and we have provided the Company’s responses to your comments below. For ease of reference, we have set forth below each of the Staff’s comments in bold, italicized text in the same numbered order in which they appear in your letter. A copy of the Amendment No. 4 to Schedule 13E-3 filed March 23, 2011 with the Commission are attached for the Staff’s reference, marked to indicate changes from the Amendment No. 3 to Schedule 13E-3 previously filed with the Commission.
1.	We note your filing of a supplement to the proxy statement. Please file an amended Schedule 13E-3. See Rule 13e-3(d)(2).

Response: Amendment No. 4 to Schedule 13E-3 was filed with the Commission on March 23, 2011.

2.	We note your disclosure in the referenced filing. Please file revised materials that address the current Battery Ventures offer, including, among other things, the fairness determination of all filing persons in light of the Battery Ventures offer. See instruction 2(viii) to Item 1014 of Regulation M-A and Schedule 13E-3 generally.

Response: The supplement to the proxy statement that was filed on March 16, 2011 (the “Supplement”) addressed the Battery Ventures proposal as it existed at the time the supplement was filed. The Company intends to file further supplements as any material developments arise. The Company respectfully submits that it does not believe that an update to the disclosure regarding the fairness determination of

Securities and Exchange Commission
Division of Corporate Finance
March 24, 2011

all filing persons is required at this time, but acknowledges that such an update could become required, depending on future developments with respect to the Battery Ventures proposal.

Instruction 2(viii) to Item 1014 of Regulation M-A requires disclosure of “an analysis of the extent, if any, to which the filing person’s beliefs” with respect to the fairness of the consideration offered to unaffiliated security holders are based on, among other things, “[f]irm offers of which the subject company or affiliate is aware made by any unaffiliated person, other than the filing persons, during the past two years for...[t]he merger or consolidation of the subject company”. The Battery Proposal did not and does not constitute a “firm offer.” As described in the Supplement, the Battery Proposal was conditioned on several important factors, including the completion of the pending sale of the Company’s Fushun joint venture, the execution of an agreement to sell a building in Beijing, and further due diligence. At this time, and as stated in the Proxy Statement, Battery Ventures is reviewing these matters, and the Special Committee is facilitating this review. If Battery Ventures does make an offer that is not subject to these or other conditions, and is capable of being accepted by the Company, the Company will file a further supplement to the Proxy Statement disclosing that offer, and the effect of that offer on each filing person’s position with respect to the fairness of the consideration offered to unaffiliated security holders.

In addition, the Company supplementally advises the Staff that the Special Committee has not made a further specific determination regarding the fairness of the transaction that is the subject of the Proxy Statement since receiving the Battery Ventures proposal. The Special Committee is in discussions with Battery Ventures with respect to its proposal. In the event that Battery Ventures does make a firm offer, the Special Committee will review that offer and the Company will update the Proxy Statement to disclose the effect of that offer on each filing person’s fairness determination.

3.	In connection with the current Battery Ventures offer and the related negotiation, please tell us what consideration you have given to circulating a definitive revised proxy statement or a supplement to the proxy statement filed on March 9,2011. Also, please consider whether security holders will receive any additional information sufficiently prior to the special meeting to make an informed voting decision.

Response: When the Company filed the Supplement, it specifically considered whether it would be appropriate to circulate a definitive revised proxy statement, or a supplement, and concluded that because Battery Venture’s offer was conditional, and was not a firm offer, and because it contemplated further actions before Battery Ventures would make a firm offer, it would be premature to do so at that time. If Battery Ventures in fact makes a firm offer, the Company will discuss its plans with respect to dissemination of a supplement with the Staff, and anticipates that in such event, it would circulate a supplement, though the same means of distribution as was used with the original Proxy Statement.

Securities and Exchange Commission
Division of Corporate Finance
March 24, 2011

     Should you have any questions or comments concerning this response to your comment letter, please contact me at (415) 875-2455.

Sincerely,
/s/ David K. Michaels
David K. Michaels

cc:	Susan Wang-Wade (Chair, Special Committee) Randall K. Gausman (Chief Financial Officer) Steve L. Camahort (Shearman & Sterling LLP) Robert Ishii (Wilson Sonsini Goodrich & Rosati)

Enclosures